January 15, 2015

Eric McPhee
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR Filing

Re:          MVP REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 333-180741

Dear Mr. McPhee:

On behalf of MVP REIT, Inc (“the Company”), we are responding to comments received from the Commission letter dated December 2, 2014.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-Q for the quarterly period ended September 30, 2014

Note L – Acquisitions, Page 22

Staff Comment

1. We note your response to prior comment 2 and reissue the comment in part. Please address the following:

a.	Tell us how you accounted for the exchange of properties with VRM I and VRM II and cite the accounting literature relied upon; and
b.	Please provide us with a reconciliation of the fair values of the assets and liabilities exchanged as disclosed in your response with the fair values disclosed in Note L.

Company Response 1. a.

In determining the proper accounting recognition of this transaction, we looked at the following guidance. ASC 805, 845 and PWC Guide to Accounting for Business Combinations and Noncontrolling Interests v2013. Through this research, it was noted that common control transactions are transfers and exchanges between entities that are under the control of the same parent, or are transactions in which all of the combining entities are controlled by the same party or parties before and after the transaction and that control is not transitory. The extent of a minority interest is not relevant [ASC 805-50-15-6, IFRS 3.B1]. While these entities are managed by similar entities, the ownership of these entities does not have similar controlling interests and therefore would not be considered to have common control. Based on these entities not having common control, the guidance requires the transaction to be accounted for in the same manner as if the transaction was a monetary transaction.

The assets acquired and liabilities assumed were recorded at fair value as of the acquisition date. The consideration for the transaction was the fair value of the net assets transferred as of the acquisition date.  The net difference of $1,336,000 between the fair value of the net assets received totaling $9,498,000 and the book value of the net assets transferred totaling $10,834,000 was recorded as acquisition expense in the statement of operations. It was determined the amount of $1,336,000 would be acquisition expense as this expense was defined under a contractual agreement when the parking and storage properties were originally acquired by the three entities.

Company Response 1. b.

Note L includes two schedules (1) acquisition-date fair value of the total consideration transferred and (2) estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

(1)	The following table reconciles the acquisition-date fair values of the total consideration transferred to our response to comment two of our letter dated December 12, 2014:
	Wolfpack	Devonshire	SE Properties	ExecuSuites	Reconciliation
Note L	$2,615,000	$2,460,000	$2,718,000	$2,899,000	$10,692,000
EMD (a)	40,000	-	-	-	40,000
SL AJE (b)	59,000	26,000	11,000	6,000	102,000
MVP	$2,714,000	$2,486,000	$2,729,000	$2,905,000	$10,834,000

(a) Note L did not include an earnest money deposit totaling $40,000 for refinancing debt secured by this property.
(b) Note L did not include deferred rental assets totaling $102,000. Deferred rental assets are the difference between the rental income received and the rental income recognized on a straight-line basis.

(2)	The following table reconciles the estimated fair values of the assets acquired and liabilities assumed at the acquisition date to our response to comment two of our letter dated December 12, 2014:

	Cash	Ft. Lauderdale	Memphis Court	Memphis Poplar	Kansas City	St. Louis	Red Mountain	Reconciliation
Note L	$1,392,000	$1,890,000	$63,000	$1,441,000	$1,550,000	$2,875,000	$1,208,000	$10,419,000
ORIG MVP (a)	-	(629,000)	(3,000)	(73,000)	(78,000)	(146,000)	-	(929,000)
Immaterial difference	-	-	-	-	-	-	8,000	8,000
New MVP	$1,392,000	$1,261,000	$60,000	$1,368,000	$1,472,000	$2,729,000	$1,216,000	$9,498,000

(a) Note L represented the total equity of each asset held by all owners of the properties, except for Red Mountain, which reflected only the 49% held by Vestin Realty Mortgage II, Inc. (“VRTB”). To reconcile this total of $10,419,000, we reduce these balances by the non-controlling equities originally owned by MVP REIT, Inc. (“MVP”) totaling $929,000.

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Dustin Lewis
Dustin Lewis
Chief Financial Officer
MVP REIT, Inc.